UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Better Home & Finance Holding Company
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
08774B102
(CUSIP Number)
August 22, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 pages
CUSIP No. 08774B102

1.	NAME OF REPORTING PERSONS American Express Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,766,613
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,766,613
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,766,613
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)
Based on 343,874,888 shares of the Issuer’s (as defined in Item 1(a), below) Class A Common Stock (as defined in Item 2, below) issued and outstanding as of August 31, 2023, as provided by the Issuer to the Reporting Person (as defined in Item 2, below).

Page 3 of 5 pages

Item 1(a)	Name of Issuer:
Better Home & Finance Holding Company (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, New York 10007
Item 2	(a) Names of Persons Filing:

American Express Company (the “Reporting Person”)

(b) Address or Principal Business Office:
200 Vesey Street, New York, New York 10285

(c) Citizenship:
New York

(d) Title of Class of Securities
Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”)

(e) CUSIP No.:
08774B102

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

On August 22, 2023, the Reporting Person received 7,766,613 shares of Class A Common Stock of the Issuer in connection with the closing of the Issuer’s business combination transaction (the “Closing”). Immediately following the Closing, the Reporting Person beneficially owned approximately 8.5% of the Issuer’s Class A Common Stock based on 91,300,735 shares issued and outstanding as of that date as set forth in the Issuer’s Current Report on Form 8-K dated August 22, 2023 (filed August 28, 2023). Subsequent to the Closing, additional shares of Class A Common Stock were issued due to conversions of shares of the Issuer’s Class B Common Stock, par value $0.0001 per share, resulting in the Reporting Person beneficially owning approximately 2.3% of the Issuer’s Class A Common Stock based on 343,874,888 shares of the Issuer’s Class A Common Stock issued and outstanding as of August 31, 2023.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
N/A
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A
Item 8	Identification and Classification of Members of the Group:
N/A
Item 9	Notice of Dissolution of Group:
N/A

Page 4 of 5 pages

Item 10	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

Page 5 of 5 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2023

American Express Company

By: /s/ Kristina V. Fink
Name: Kristina V. Fink
Title: Corporate Secretary, American Express Company